                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                    RULE 13d-2(a)

                           (Amendment No. _______ )1

                             Abington Bancorp, Inc.
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                                   (Name of Issuer)

                          Common Stock, $.10 Par Value
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                            (Title of Class of Securities)

                                    00350P100
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                                 (CUSIP Number)

        James P. Mcdonough, Abington Bancorp, Inc. 536 Washington Street,
                               Abington, MA 02351
--------------------------------------------------------------------------------
 (Name, address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 17, 1998
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            (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)



                               (Page 1 of 5 Pages)

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------               --------------------------------
CUSIP NO.     00350P100                         PAGE    2     OF     5    PAGES
          --------------------                       --------    --------
---------------------------------               --------------------------------

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   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        James P. McDonough
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                              (b) [ ]

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   3    SEC USE ONLY

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   4    SOURCE OF FUNDS*

        PF
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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                               [ ]

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   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

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                  7    SOLE VOTING POWER

    number of          145,707
     shares            ---------------------------------------------------------
  beneficially    8    SHARED VOTING POWER
    owned by
      each             48,218
    reporting          ---------------------------------------------------------
     person       9    SOLE DISPOSITIVE POWER
      with
                       145,707
                       ---------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       48,218
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        196,679
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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.4%
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  14    TYPE OF REPORTING PERSON*

        IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, $.10 par value, of Abington Bancorp, Inc., 536 Washington Street, Abington, Massachusetts 02351.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)  Name:             James P. McDonough

         (b)  Business Address: Abington Bancorp, Inc.
                                536 Washington Street
                                Abington, Massachusetts 02351

         (c)  Occupation:       President and Chief Executive Officer
                                Abington Bancorp, Inc. and Abington Savings Bank
                                536 Washington Street
                                Abington, Massachusetts 02351

         (d) Mr. McDonough has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) Mr. McDonough is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws as a result of being a party to a civil proceeding during the last five years.

         (f)  Citizenship:      United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. McDonough's ownership of the issuer's common stock increased to in excess of 5% of the number of outstanding shares as a result of the issuer's repurchase of outstanding shares of its common stock during the first quarter of 1998.

ITEM 4. PURPOSE OF TRANSACTION

         As the President and Chief Executive Officer of the issuer, Mr. McDonough has been granted options to purchase 120,000 shares of the issuer's common stock. In addition, 11,631 shares have been allocated to his ESOP account. The remaining shares of the issuer's common stock owned by Mr. McDonough or family members were purchased for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. McDonough is the beneficial owner of 196,679 shares of the common stock of the issuer, representing approximately 5.4% of the 3,563,800 shares outstanding as of March 31, 1998. This amount includes 120,000 shares subject to currently exercisable options, 13,567 shares held in his self-directed IRA, 48,218 shares owned jointly with his wife and 2,246 shares owned by his wife in a self-directed IRA. It also includes 509 shares held by Mr. McDonough as custodian for one of his two children and 508 shares held by his wife as custodian for one of his two children (1,017 shares total). Mr. McDonough disclaims beneficial ownership of the shares owned directly by his wife. Also includes 11,631 shares held by the issuer's ESOP as to which Mr. McDonough has the power to direct the voting.

         (b) Mr. McDonough has sole dispositive and voting power with respect to 145,707 shares of common stock and shared dispositive and voting power with respect to 48,726 shares of common stock.

         (c) The following sets forth Mr. McDonough's acquisition of shares of the issuer's common stock in the last 60 days:


                                                                    WHERE
     DATE OF         NUMBER     PRICE PER      NATURE OF         TRANSACTION
   TRANSACTION     OF SHARES     SHARE         OWNERSHIP          EFFECTED
   -----------     ---------    ---------      ---------         -----------
     02/09/98           42       $22.25       Spouse IRA             Nasdaq
     02/09/98          245       $22.25       IRA                    Nasdaq
     02/09/98           90       $22.25       By spouse c/f          Nasdaq
                                              daughter
     02/09/98           91       $22.25       Self c/f son           Nasdaq
     03/23/98          732                    By ESOP                Shares
                                                                  allocated to
                                                                  ESOP account.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Mr. McDonough has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to any securities of the issuer.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                     April 17, 1998
                                          -------------------------------------
                                                         (Date)

                                                 /s/ James P. McDonough
                                          -------------------------------------
                                                       (Signature)

                                                    James P. McDonough
                                          -------------------------------------
                                                         (Name)